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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III



02006039

RECD S.E.C.
FEB 2 7 2002
826

| SEC FILE NUMBER |
|---|
| 8-50984 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INDIANA SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 N. MERIDIAN ST., STE. 606
(No. and Street)

INDIANAPOLIS (City) INDIANA (State) 46204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAWN BARRINGER (317) 632-6000
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE & GARTRELL, P.C.
(Name — *if individual, state last, first, middle name*)

8465 KEYSTONE CROSSING, STE. 195 (Address) INDIANAPOLIS (City) IN (State) 46240 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, DAWN BARRINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INDIANA SECURITIES, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Treasurer & C.F.O.

Title

Carol S. Waite

Notary Public


CAROL S. WAITE
Hamilton County
My Commission Expires
November 18, 2008
NOTARY PUBLIC
NOTARY SEAL

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Indiana Securities, LLC
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Indiana Securities, LLC as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Indiana Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 22, 2002

INDIANA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 198,653 |
| Accounts receivable | | 1,053 |
| Furniture and equipment, net of accumulated depreciation of $2,695 | | 2,792 |
| Investment – 300 warrants of the National Association of Securities Dealers, Inc., at cost | | 3,300 |
| Total Assets | $ | 205,798 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accrued payroll, payroll taxes and other withholdings | $ | 4,567 |
| Accrued retirement plan contribution | | 9,985 |
| Total Liabilities | | 14,552 |
| Members' Equity | | 191,246 |
| Total Liabilities and Members' Equity | $ | 205,798 |

See accompanying notes to financial statements.

INDIANA SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| REVENUE | | |
| Commissions and fees | $ | 528,467 |
| Interest | | 2,017 |
| | | 530,484 |
| EXPENSES | | |
| Employee compensation and benefits | | 272,347 |
| Commissions | | 18,300 |
| Occupancy and equipment costs | | 24,765 |
| Professional | | 25,500 |
| Insurance | | 6,533 |
| Telephone | | 5,200 |
| Office supplies | | 1,382 |
| Dues and subscriptions | | 299 |
| Other operating expense | | 9,997 |
| | | 364,323 |
| Net income | $ | 166,161 |

See accompanying notes to financial statements.

INDIANA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Balance at January 1, 2001 | $ 50,865 |
| Net income | 166,161 |
| Distribution to members | (25,780) |
| Balance at December 31, 2001 | $ 191,246 |

See accompanying notes to financial statements.

INDIANA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| Operating Activities | | |
| Net income | $ | 166,161 |
| Items not affecting net cash used by operating activities | | |
| Depreciation | | 784 |
| Changes in | | |
| Accounts receivable | | 10,551 |
| Accrued payroll and other liabilities | | (9,168) |
| Net cash provided by operating activities | | 168,328 |
| Financing Activities | | |
| Distributions to members | | (25,780) |
| Increase in cash | | 142,548 |
| Cash, January 1, 2001 | | 56,105 |
| Cash, December 31, 2001 | $ | 198,653 |

See accompanying notes to financial statements.

INDIANA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Indiana Securities, LLC (the Company) is an Indiana limited liability company.

The Company was incorporated in November 1997 and is a fully licensed broker/dealer in trading investment securities. The Company also engages in the selling of life insurance and annuity contracts. As a limited liability company, each member's liability is limited to the extent of its investment and each member's interest has the same rights and privileges.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues, expenses, gains, losses and other changes in net assets during the reporting period. Actual results could differ from those estimates.

**Bad Debts**
Accounts receivable are considered fully collectible; therefore, no allowance for bad debts has been provided.

**Furniture and Equipment**
Furniture and equipment are carried at cost. The Company provides for depreciation using annual rates which are sufficient to amortize the costs of depreciable assets over their estimated useful lives. Depreciation is computed using straight-line over estimated useful lives.

**Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $ 185,154 which was $ 180,154 in excess required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1.

**Revenue Recognition**
Fees and commissions are recognized when the applicable transaction is complete.

**Income Taxes**
Since the Company is a limited liability company, it is not subject to federal, state and local income taxes and, accordingly, no provision for income taxes is required. The members include their share of net income or loss in their income tax returns.

## 2. LEASES

The Company leases operating facilities under a noncancellable operating lease arrangement. The lease is for one year and expires at December 31, 2002. Rental expense for this lease is included in the income statement for the period ended December 31, 2001 was $ 17,888.

INDIANA SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

| | | |
|---|---|---|
| Total Members' Equity | $ | 191,246 |
| Nonallowable assets | | |
| Furniture and equipment | | (2,792) |
| Investment | | (3,300) |
| Net capital | $ | 185,154 |

| | | |
|---|---|---|
| Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2001) reported in the Company's Focus Report Part IIA. | $ | 185,154 |

INDIANA SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

| | |
|---|---|
| Aggregate Indebtedness | |
| Included in statement of financial condition | |
| Accounts payable, accrued expenses and other liabilties | $ 14,552 |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 969 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 180,154 |
| Excess net capital at 1,000% | $ 183,699 |
| Ratio: Aggregate indebtedness to net capital | .08 to 1 |

INDIANA SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during fiscal 2001.

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Indiana Securities, LLC
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Indiana Securities, LLC for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fullfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.

Joseph G. Miller, Jr., C.P.A.
Frank T. Crislip, Jr., C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 22, 2002